Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Graphex Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Graphex Group Limited to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 29 June 2026 at 2:30 p.m. is set out on pages 16 to 21 of this circular. A proxy form for use at the annual general meeting is enclosed with this circular. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the annual general meeting in person. ADS Holders as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for Shareholders) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 2:30 p.m. (Hong Kong Time) on 27 June 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the annual general meeting; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the annual general meeting.

30 April 2026

CONTENTS

		Page
DEFINITIONS		1

LETTER FROM THE BOARD		4

1	Introduction	5

2	Repurchase Mandate and Share Issue Mandate	5

3	Re-election of Directors	5

4	The Annual General Meeting	6

5	Form of Proxy	6

6	Voting by Poll	7

7	Responsibility Statement	7

8	Recommendation	7

9	Further Information	7

APPENDIX I	—	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE	8

APPENDIX II	—	BIOGRAPHICAL DETAILS OF DIRECTORS	12

NOTICE OF ANNUAL GENERAL MEETING			16

-i-

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meaning:

“ADS(s)” or “American Depositary Share(s)”	the securities that are listed on the OTC Market and traded under the symbol “GRFXY”, each representing 20 Shares

“ADS Holder(s)”	the person in whose name American Depositary Shares is registered on the books of the Depositary maintained for that purpose either directly with the Depository or through his or her bank, brokerage or other securities intermediary on his or her behalf

“ADS Record Date”	18 May 2026 (New York Time)

“AGM”	the annual general meeting of the Company to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 29 June 2026 at 2:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM set out on pages 16 to 21 of this circular, or any adjournment thereof

“Articles”	the articles of association of the Company, adopted on 3 June 2014, and as amended from time to time

“Board”	the board of directors of the Company

“Companies Law”	the Companies Law (as revised) of the Cayman Islands, as amended, consolidated or otherwise modified from time to time

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange (stock code: 6128)

“Depositary” or “The Bank of New York Mellon”	The Bank of New York Mellon, a New York banking corporation, and any successor as depositary under the deposit agreement related to the American Depositary Shares

“Director(s)”	the director(s) of the Company

“Executive Director(s)”	the executive director(s) of the Company

“Group”	the Company and its subsidiaries

DEFINITIONS

“HK$”	the lawful currency of Hong Kong

“HKILA”	The Hong Kong Institute of Landscape Architects, the professional body for landscape architects in Hong Kong incorporated under section 3 of The Hong Kong Institute of Landscape Architects Incorporation Ordinance (Chapter 1162 of the Laws of Hong Kong)

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Non-executive Director(s)”	the independent non-executive director(s) of the Company

“Landscape Architects Registration Ordinance” or “LARO”	Landscape Architects Registration Ordinance (Chapter 516 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Latest Practicable Date”	23 April 2026, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Memorandum”	the memorandum of association of the Company, adopted on 3 June 2014, and as amended from time to time

“Nomination Committee”	the nomination committee of the Board

“Non-executive Director(s)”	the non-executive director(s) of the Company

“PRC”	the People’s Republic of China

“Register of Members”	the register of members of the Company

“Repurchase Mandate”	the general and unconditional mandate proposed to be granted to the Board to exercise the power of the Company to repurchase Shares not exceeding 10% of the total number of Shares in issue (excluding treasury shares, if any) as at the date of the passing the relevant resolution at the AGM

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

DEFINITIONS

“Share(s)”	ordinary share(s) of HK$0.05 each in the issued share capital of the Company

“Share Issue Mandate”	the general and unconditional mandate proposed to be granted to the Board to exercise the power of the Company to (i) allot, issue and deal with Shares not exceeding 20% of the total number of Shares in issue (excluding treasury shares, if any) as at the date of the passing of the relevant resolution at the AGM; and (ii) extend the mandate in (i) above by the total number of Shares repurchased by the Company pursuant to and in accordance with the Repurchase Mandate

“Share Record Date”	29 June 2026 (Hong Kong time)

“Shareholder(s)”	the shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs

“treasury shares”	has the same meaning ascribed to it under the Listing Rules

“United States”	the United States of America

“US$”	United States dollars, the lawful currency in the United States

“%”	per cent

LETTER FROM THE BOARD

Executive Directors:	Registered office:
Mr. Lau Hing Tat Patrick	Windward 3
Mr. Chan Yick Yan Andross	Regatta Office Park
Mr. Qiu Bin	P.O. Box 1350
Mr. Zhao Aiyong	Grand Cayman KY1-1108
Cayman Islands
Non-executive Director:	Headquarters, head office and principal place of business in Hong Kong:
Mr. Ma Lida	11/F, COFCO Tower
262 Gloucester Road
Independent Non-executive Directors:	Causeway Bay
Mr. Liu Kwong Sang	Hong Kong
Mr. Ren Chunyu
30 April 2026

To the Shareholders

Dear Sir or Madam,

LETTER FROM THE BOARD

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with the relevant information regarding (i) the granting of the Repurchase Mandate and the Share Issue Mandate; and (ii) the re-election of Directors; and to give you notice of the AGM at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

A notice convening the AGM is set out on pages 16 to 21 of this circular.

2.	REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Pursuant to the resolutions passed by the Shareholders on 27 June 2025, the Board was granted the general and unconditional mandates to issue, allot and repurchase Shares. Such general mandates will lapse upon the conclusion of the AGM. In order to ensure flexibility for the Board to issue, allot and repurchase Shares, ordinary resolutions will be proposed to seek for Shareholders’ approval at the AGM to renew the Repurchase Mandate and to grant the Share Issue Mandate. Details of such ordinary resolutions are set out in ordinary resolutions numbered 5, 6, 7 in the notice of the AGM. The Repurchase Mandate and the Share Issue Mandate, if approved at the AGM, will continue in force until (i) the conclusion of the next annual general meeting of the Company, (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles or applicable laws to be held or (iii) the revocation or variation of the authority given to the Directors by ordinary resolution by the Shareholders in general meeting, whichever occurs first.

An explanatory statement as required by the Listing Rules to provide the Shareholders with all the information reasonably necessary for them to make an informed decision on the proposed resolution for the granting of the Repurchase Mandate is set out in Appendix I to this circular.

3.	RE-ELECTION OF DIRECTORS

Pursuant to Article 108(a) of the Articles, Mr. Chan Yick Yan Andross, Mr. Zhao Aiyong and Mr. Ren Chunyu will retire by rotation at the AGM. Mr. Chan Yick Yan Andross, Mr. Zhao Aiyong and Mr. Ren Chunyu, being eligible, will offer themselves for re-election at the AGM. The biographical details are set out in Appendix II to this circular.

The Nomination Committee is responsible to identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships and to assess the independence of Independent Non-executive Directors. The Board will have the final authority on determining the selection of nominees for directorships recommended by the Nomination Committee.

The Nomination Committee has also considered the skills, knowledge and professional experience of Mr. Chan Yick Yan Andross, Mr. Zhao Aiyong and Mr. Ren Chunyu as described in their biography set out in Appendix II to this circular, having regard to the Company’s board diversity policy and is of the view that each of Mr. Chan Yick Yan Andross, Mr. Zhao Aiyong and Mr. Ren Chunyu has extensive industry experience in business, legal, landscape architecture and accounting respectively that is relevant to the Company’s business. In addition, their strong educational background, as well as their breadth and diversity of experience has enabled them to provide valuable and diverse views, as well as relevant insights to the Board and to contribute to the diversity of the Board.

LETTER FROM THE BOARD

With the recommendations of the Nomination Committee, the Board has proposed Mr. Chan Yick Yan Andross, Mr. Zhao Aiyong and Mr. Ren Chunyu stand for re-election as Directors at the AGM. As good corporate governance practice, each of Mr. Chan Yick Yan Andross, Mr. Zhao Aiyong and Mr. Ren Chunyu abstained from voting at the relevant Board meeting on the respective propositions of their re-election by the Shareholders at the AGM.

4.	THE ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 16 to 21 of this circular. At the AGM, resolutions will be proposed to approve, inter alia, (i) the granting of the Repurchase Mandate and the Share Issue Mandate; and (ii) the re-election of Directors.

Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish. In the event that a Shareholder having lodged a proxy form attends the AGM, his proxy form will be deemed to have been revoked.

5.	FORM OF PROXY

A proxy form for use at the AGM is enclosed with this circular. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the AGM in person. ADS Holders as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for Shareholders) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 2:30 p.m. (Hong Kong Time) on 27 June 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

6.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the Shareholders at a general meeting of the Company must be taken by way of poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, the resolutions to be considered and, if thought fit, approved at the AGM will be voted by way of a poll by the Shareholders. Results of the poll voting will be published on the Company’s website at www.graphexgroup.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk upon the closing of the AGM.

7.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information relating to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement in this circular incorrect or misleading.

8.	RECOMMENDATION

The Directors are of the opinion that all the proposed resolutions at the AGM, including but not limited to (i) the granting of the Repurchase Mandate and the Share Issue Mandate; and (ii) the re-election of Directors are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favor of all the resolutions proposed at the AGM. No shareholder is required to abstain from voting in respect of any of the resolutions to be proposed at the AGM under the Listing Rules.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the board of
Graphex Group Limited
Lau Hing Tat Patrick, JP
Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

This Appendix serves as an explanatory statement, as required to be sent to all Shareholders under the Listing Rules, to provide the relevant information in connection with the Repurchase Mandate.

1.	LISTING RULES RELATING TO THE REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase shares on the Stock Exchange and any other stock exchange on which securities of the company are listed and such exchange is recognised by the Securities and Futures Commission of Hong Kong subject to certain restrictions. Among such restrictions, the Listing Rules provide that the shares of such company must be fully paid up and all repurchases of shares by such company must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by specific approval of a particular transaction.

2.	EXERCISE OF THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the mandate granted to them if the Repurchase Mandate is approved would be beneficial to the Company.

As at the Latest Practicable Date, 941,313,336 Shares (excluding treasury shares, if any) were in issue and outstanding.

It is proposed that up to 10% of the issued and outstanding Shares as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. Subject to the passing of the ordinary resolution set out in item 7 of the notice for the AGM, the Board would be authorised to repurchase up to 94,131,333 Shares (excluding treasury shares, if any), provided that the number of Shares which the Company may be repurchased may not exceed 10% of the number of issued Shares (excluding treasury shares, if any) as at the date the ordinary resolution is passed, during the period up to the earlier of: (i) the conclusion of the next annual general meeting held; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or applicable laws to be held; or (iii) the revocation or variation of the Repurchase Mandate by ordinary resolution of the Shareholders at a general meeting of the Company.

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

3.	REASONS FOR REPURCHASES

Repurchases of Shares will only be made if the Board is of the view that such a repurchase will benefit the Company and its Shareholders as a whole. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

4.	FUNDING OF REPURCHASES

Any exercise of the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital. Any repurchases will be made out of funds of the Company that are legally permitted to be utilised in this connection in accordance with the Company’s Memorandum and Articles, the Listing Rules and the applicable laws and regulations of the Cayman Islands.

On the basis of the financial position of the Company as at 31 December 2025 (being the date of its latest published audited financial statements) and taking into account the current working capital position of the Company and the number of Shares now in issue, the Directors consider that there might be material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full during the proposed repurchase period. The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the Repurchase Mandate and do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Group at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking into account all relevant factors, in the best interests of the Company.

5.	STATUS OF REPURCHASED SECURITIES

The Company may cancel the Shares repurchased or hold them as treasury shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases. The Company will ensure compliance with the Listing Rules in respect of any treasury shares held by it as a result of the repurchases.

6.	INTENTION TO SELL SHARES

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of the close associates (as defined in the Listing Rules) of the Directors, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company or its subsidiaries.

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

7.	DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Company’s Memorandum and Articles, the Listing Rules and the applicable laws and regulations of the Cayman Islands.

8.	SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

9.	TAKEOVERS CODE CONSEQUENCES

If, as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge of the Company, none of Shareholders were interested in more than 10% of the Shares then in issue.

In the event that the Repurchase Mandate is exercised in full and assuming that there is no other change in the issued share capital of the Company between the Latest Practicable Date and the date of repurchase, the shareholding of these Shareholders in the Company would be increased.

Such increase may give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no intention to exercise the Repurchase Mandate to such an extent as would result in takeover obligations. Save as disclosed above, the Directors are not aware of any Shareholder or group of Shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any repurchases pursuant to the Repurchase Mandate.

The Directors have no intention to exercise the Repurchase Mandate to such an extent that would result in the number of Shares in the hands of public falling below the prescribed minimum percentage of 25%. The Directors will not exercise the Repurchase Mandate to such extent that may jeopardise the public float requirement.

APPENDIX I	EXPLANATORY STATEMENT FOR REPURCHASE MANDATE

10.	MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous months preceding the Latest Practicable Date were as follows:

	Traded market price
	Highest	Lowest
	HK$	HK$

2025
April	0.285	0.181
May	0.320	0.182
June	0.290	0.183
July	0.224	0.180
August	0.239	0.178
September	0.325	0.197
October	0.360	0.270
November	0.425	0.280
December	0.385	0.210

2026
January	0.320	0.191
February	0.265	0.059
March	0.072	0.056
April (up to the Latest Practicable Date)	0.063	0.045

11.	INTENTION OF CORE CONNECTED PERSON(S) TO SELL SHARES TO THE COMPANY

No core connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of shares.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

Biographical details of the Directors proposed to be re-elected at the AGM are set out as follows:

(1)	Mr. Chan Yick Yan Andross – Executive Director

Mr. Chan Yick Yan Andross (陳奕仁), aged 63, is the Chief Executive Officer and an executive Director since 25 November 2013. He has over 40 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services

BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991

EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989

EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

Mr. Chan obtained his bachelor’s degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master’s degree in architecture (landscape planning and design) from Tongji University ( 同 濟 大 學 ) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

Apart from his directorship at the Company, Mr. Chan has not held any directorship in any other listed companies in the last three years. Save as disclosed above, Mr. Chan does not have any relationship with any Directors, senior management or substantial shareholders or controlling shareholders (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) of the Company.

As at the Latest Practicable Date, Mr. Chan held 34,722,177 Shares by himself. Under the SFO, Mr. Chan’s total interest in the Company is 34,722,177 Shares, representing approximately 3.69% of the issued share capital of the Company.

Mr. Chan has entered into a service agreement with the Company for an initial fixed term of three years commencing from 25 June 2014 and shall continue thereafter until it is terminated by Mr. Chan by giving to the Company not less than three months’ notice in writing at any time after such initial fixed term or by the Company giving to Mr. Chan not less than three months’ prior notice in writing at any time after the date of agreement. Mr. Chan is also subject to the retirement by rotation and re-election requirements in accordance with the amended and restated articles of association of the Company.

Mr. Chan is currently entitled to HK$3,360,000 per annum for his appointment as an Executive Director and may also be entitled to a discretionary bonus if so recommended by the remuneration committee and approved by the Board at its absolute discretion. The remuneration of Mr. Chan was determined by the Board with reference to his relevant qualifications, experience, responsibilities and duties in the Company and the prevailing market benchmarks.

Save as disclosed herein, to the best knowledge, information and belief of the board there are no other matters relating to Mr. Chan that need to be brought to the attention of the shareholders of the Company and there is no other information concerning Mr. Chan that is required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules.

(2)	Mr. Zhao Aiyong – Executive Director

Mr. Zhao Aiyong ( 趙 愛 勇 ), aged 52, obtained a professional certificate in marketing from Xuzhou University of Technology in 1994. Mr. Zhao has over 24 years of experience in the electric vehicle industry. In 2007, Mr. Zhao founded Xuzhou Heping Electric Vehicle Manufacturing Co., Ltd. with business scope covering the manufacturing and sales of complete electric vehicles, as well as the sales of batteries, motors, and accessories for electric vehicles, Mr. Zhao currently is still the shareholder, legal representative and executive director and general manager of this company. Later Mr. Zhao expanded his business and founded Xuzhou Huangpu Electric Vehicle Co., Ltd in 2012 and Xuzhou Aima Electric Vehicle Store in 2016.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

As at the Latest Practicable Date, save as disclosed above, Mr. Zhao (i) apart from his directorship at Tronche International New Energy Vehicles Co., Limited, a non-wholly owned subsidiary of the Company, he does not hold any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years; (ii) does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong; (iii) does not have any relationship with any Directors, senior management or substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company; (iv) does not hold any other position with the Company or any member of the Group; and (v) does not have other major appointments or professional qualifications save as disclosed herein.

Mr. Zhao has obtained the legal advice pursuant to Rule 3.09D of the Listing Rules on 25 March 2026 and has confirmed his understanding of his obligations as a director.

Mr. Zhao has entered into a service agreement with the Company for an initial term of one (1) year commencing on 25 March 2026, subject to the retirement by rotation and re-election requirements in accordance with the amended and restated articles of association of the Company. The service agreement may be terminated by either party by serving one month’s prior written notice to the other party.

Mr. Zhao will not be entitled to Director’s fee for his appointment as an Executive Director. The remuneration of Mr. Zhao would be determined by the Board with reference to his relevant qualifications, experience, responsibilities and duties in the Company and the prevailing market benchmarks.

Save as disclosed herein, to the best knowledge, information and belief of the board there are no other matters relating to Mr. Zhao that need to be brought to the attention of the shareholders of the Company and there is no other information concerning Mr. Zhao that is required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules.

(3)	Mr. Ren Chunyu – Independent Non-executive Director

Mr. Ren Chunyu (任春雨), aged 57, obtained his bachelor’s degree in economics from Shanxi University of Finance and Economics in 1993 and his Master of Business Administration from University of Wales, United Kingdom in September 2006. With extensive experience in corporate governance and capital markets, Mr. Ren began his career at Hainan Huaneng Hainan Power Generation Co., Ltd. from 1993 to 1995, serving in the securities department as the company supervisor. Mr. Ren has served various positions at Sundiro Holding Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 000571.SZ) since 1995, including deputy head (presiding) of the securities department, deputy director of the board secretary office, securities affairs representative, supervisor and board secretary (vice president-level), where he has been responsible for corporate information disclosure, listed company governance and standardized operations, capital market financing, and full participation in overall corporate management.

APPENDIX II	BIOGRAPHICAL DETAILS OF DIRECTORS

As at the Latest Practicable Date, save as disclosed above, Mr. Ren (i) does not hold any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years; (ii) does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong; (iii) does not have any relationship with any Directors, senior management or substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company; (iv) does not hold any other position with the Company or any member of the Group; and (v) does not have other major appointments or professional qualifications save as disclosed herein.

Mr. Ren has obtained the legal advice pursuant to Rule 3.09D of the Listing Rules on 25 March 2026 and has confirmed his understanding of the obligations as a director.

Mr. Ren has entered into a service agreement with the Company for an initial term of one (1) year commencing on 25 March 2026 subject to the retirement by rotation and re-election requirements in accordance with the amended and restated articles of association of the Company. The service agreement may be terminated by either party by serving one month’s prior written notice to the other party, or by making payment to the other party in lieu of one month’s notice.

Mr. Ren is entitled to an annual remuneration of HK$120,000, which was determined by the Board with reference to the recommendations of the Remuneration Committee based on his relevant qualifications, experience, responsibilities and duties in the Company and the prevailing market benchmarks.

Mr. Ren (i) has met the independence criteria as set out in Rule 3.13 of the Listing Rules to act as an Independent Non-Executive Director; (ii) does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as such term is defined in the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence at the time of his appointment.

Save as disclosed herein, to the best knowledge, information and belief of the Board, there are no other matters relating to Mr. Ren that need to be brought to the attention of the shareholders of the Company and there is no other information concerning Mr. Ren that is required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 29 June 2026 at 2:30 p.m. (the “AGM”), for the following purposes:

ORDINARY RESOLUTIONS

As ordinary business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

1.	to receive and consider the audited financial statements and the reports of the directors (the “Directors”) and the auditors of the Company for the year ended 31 December 2025;

2.	(a)	to re-elect Mr. Chan Yick Yan Andross as an Executive Director of the Company;

	(b)	to re-elect Mr. Zhao Aiyong as an Executive Director of the Company;

	(c)	to re-elect Mr. Ren Chunyu as an Independent Non-executive Director of the Company;

3.	to authorise the board of Directors of the Company (the “Board”) to fix the remuneration of all the Directors of the Company for the year ending 31 December 2026; and

4.	to re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2026.

NOTICE OF ANNUAL GENERAL MEETING

As special business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

5.	“THAT:

(a)	subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase ordinary shares of HK$0.05 each in the capital of the Company (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

(b)	the maximum number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of Shares in issue (excluding treasury shares, if any) as at the date of passing this resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this resolution), and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles”) or the applicable laws of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s shareholders in general meeting.”

6.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares (including any sale or transfer of treasury shares of the Company) and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the maximum number of Shares which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles, shall not exceed of 20% of the total number of Shares in issue (excluding treasury shares, if any) at the date of passing this resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this resolution) and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles or the applicable laws of the Cayman Islands to be held;

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s Shareholders in general meeting; and “Rights Issue” means an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of Shares by way of rights shall be construed accordingly.”

NOTICE OF ANNUAL GENERAL MEETING

7.	“THAT:

Subject to the passing of resolutions 5 and 6 set out in this notice of the AGM, the total number of Shares which are to be repurchased by the Company pursuant to the authority granted to the Directors under resolution 5 set out in this notice of the AGM, provided that such number shall not exceed 10% of the total number of Shares in issue (excluding treasury shares, if any) at the date of passing of this resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this resolution), shall be added to the number of Shares that may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to resolution 6 set out in this notice of the AGM.”

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on 29 June 2026 (Hong Kong Time) as the record date (the “Share Record Date”) of the Shares. Holders of record of the Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

The Board has fixed the close of business on 18 May 2026 (New York Time) as the record date (the “ADS Record Date”) of the American Depositary Shares (the “ADSs”). Holders of record of the ADS (“ADS Holders”) (as of the ADS Record Date), who wish to exercise their voting rights for the underlying Shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly by the ADS Holders on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of the ADS Holders, as the case may be.

NOTICE OF ANNUAL GENERAL MEETING

ATTENDING THE ANNUAL GENERAL MEETING

Only Shareholders as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A Shareholder as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. ADS Holders as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly by the ADS Holders on the books and records of The Bank of New York Mellon, or instruct the ADS Holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of the ADS Holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for Shareholders) which is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the AGM in person. ADS Holders as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 2:30 p.m. (Hong Kong Time) on 27 June 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the board
Graphex Group Limited Lau Hing Tat Patrick, JP
Chairman

Hong Kong, 30 April 2026

NOTICE OF ANNUAL GENERAL MEETING

Registered office:	Headquarters, head office and principal place of business in Hong Kong:
Windward 3	11/F, COFCO Tower
Regatta Office Park	262 Gloucester Road
P.O. Box 1350	Causeway Bay
Grand Cayman KY1-1108	Hong Kong
Cayman Islands

Notes:

1.	Any member of the Company entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the AGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	In relation to the ordinary resolution set out in item 5 of this notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the Shareholders. The explanatory statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares is set out in Appendix I of the circular on, amongst others, general mandate to repurchase and issue shares to be published by the Company on 30 April 2026.

5.	For the purposes of holding the AGM, the register of members of the Company will be closed from Wednesday, 24 June 2026 to Monday, 29 June 2026 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the AGM scheduled to be held on Monday, 29 June 2026. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Tuesday, 23 June 2026.

As at the date of this notice, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Mr. Zhao Aiyong

Non-executive Director:

Mr. Ma Lida

Independent Non-executive Directors:

Mr. Liu Kwong Sang

Mr. Ren Chunyu

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